OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......12.00	



12013035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 9 2012

SEC FILE NUMBER
8- 66241

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELVEDERE GLOBAL INVESTORS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

TWO BELVEDERE PLACE   SUITE 120
                                    (No. and Street)

MILL VALLEY, CA 94941
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK BEAUDAN   415-839-5239
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
                    (Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE   SUITE 901   NEW YORK, NY 10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __PATRICK BEAUDAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BELVEDERE GLOBAL INVESTORS LLC__ , as of __DECEMBER 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                             Signature

CEO
_____
                                             Title

_____
      Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

State of California
County of 
Subscribed and sworn to (or affirmed)
before me on this __21__ day of __Feb__ ,
20 __12__ by __Patrick Beaudan__ ,
proved to me on the basis of satisfactory
evidence to be the person(s) who
appeared before me.

_____
Signature



F. CRUZ
Commission # 1951590
Notary Public - California
Marin County
My Comm. Expires Oct 6, 2015

BELVEDERE GLOBAL INVESTORS LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Members of
Belvedere Global Investors LLC

We have audited the accompanying statement of financial condition of Belvedere Global Investors LLC as of December 31,2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belvedere Global Investors LLC, as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Belvedere Global Investors LLC is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 24, 2012

BELVEDERE GLOBAL INVESTORS LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	24,035
Furniture and equipment, at cost, net of accumulated depreciation of $26,149		4,486
Computer software, at cost, net of accumulated amortization of $2,375		335
Security deposit		4,464
Other assets		145
TOTAL ASSETS	$	33,465

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,706
TOTAL LIABILITIES		5,706
Member's Equity:		
Member's equity		27,759
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,465

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues:

Commissions	$	61,590
Office service revenue		77,111
Total Revenues		138,701

Expenses:

Owner compensation	20,000
Salaries and wages	56,901
Professional fees	18,797
Rent	29,016
Telephone and utilities	2,739
Depreciation and amortization	6,669
Marketing	279
Travel and entertainment	2,683
Insurance	894
Office expense	1,851
Regulatory fees	1,466
Other operating costs	21
Total Expenses	141,316

Net (Loss)	$	(2,615)

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	45,324
Member distributions		(14,950)
Net (Loss)		(2,615)
Balance at December 31, 2011	$	27,759

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:

Net (Loss)	$	(2,615)

Adjustments needed to reconcile net loss with net cash provided by
operating activities:

Depreciation and amortization	6,669
Decrease in accounts receivable	25,097
Decrease in other assets	4,391
Decrease in accounts payable and accrued expenses	(15,981)
Decrease in credit cards payable	(1,360)
Cash Provided by Operating Activities	16,201

Cash Flows from Financing Activities:

Decrease in due to member	(32,314)
Member distributions	(14,950)
Cash Used by Financing Activities	(47,264)
Net decrease in cash	(31,063)
Cash - January 01, 2011	55,098

Cash - December 31, 2011	$	24,035

The accompanying notes are an integral part of these financial statements.

(1)   **Organization and Operation**

Belvedere Global Investors LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2)   **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

Financial Accounting Standards Board Accounting Standards Codification 740 ("ASC 740") requires the Managing Member to determine whether any tax positions taken by the Company in any open tax year (including the LLC's entity status), are more likely than not to be sustained upon examination by the applicable taxing authority. Any positions that do not meet this threshold must be disclosed in the financial statements. The adoption of ASC 740 did not have material effect on these financial statements. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

Allocation of Income and Losses
The net income of the Company for the year is allocated to the members in accordance with the Amended and Restated Limited Liability Operating Agreement dated September 1, 2008.

(3)   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately $18,329 which was $13,329 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4)   Significant Customers

Two customers accounted for 100% of commission revenues for the year ended December 31, 2011.

(5)   Office Service Revenue

The Company shares various office overhead expenses with a related entity, Belvedere Advisors LLC. The shared expenses are paid by the Company and the appropriate share is charged back to Belvedere Advisors LLC. These items are reflected in the financial statements as office service revenue.

(6)   Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 24, 2012, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2011

BELVEDERE GLOBAL INVESTORS LLC
Schedule of Computation of Net Capital
December 31, 2011

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	27,759
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		27,759
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		9,430
Net capital before haircuts on securities positions		18,329
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	18,329

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$	5,706
Total aggregate indebtedness		5,706

The preceeding notes an integral of this supplimental information.

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	18,329
Net capital per audited report	$	18,329

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	380
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	13,329
Excess net capital at 1000%	$	17,758
Ratio: Aggregate indebtedness to net capital		0.31 to 1

The preceeding notes an integral of this supplimental information.

BELVEDERE GLOBAL INVESTORS LLC
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2011

RAINES AND FISCHER LLP   CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

To the Members of
Belvedere Global Investors LLC

In planning and performing our audit of the financial statements of Belvedere Global Investors LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 24, 2012 on such financial statements.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 24, 2012